Exhibit 2.2

EXECUTION VERSION

CITIFINANCIAL CREDIT COMPANY

November 12, 2015

Springleaf Holdings, Inc.
601 N.W. Second Street
Evansville, Indiana 47708

Re:    Stock Purchase Agreement
Ladies and Gentlemen:
Reference is made to the Stock Purchase Agreement, dated as of March 2, 2015 (as may be amended from time to time, the “Agreement”), by and between Springleaf Holdings, Inc., a Delaware corporation (“Buyer”), and CitiFinancial Credit Company, a Delaware corporation (“Seller”), relating to the purchase and sale of all of the outstanding equity interests (the “Transaction”) in OneMain Financial Holdings, Inc., a Delaware corporation (including its successor, OneMain Financial Holdings, LLC, a Delaware limited liability company, the “Company”). Capitalized terms used herein without definition have the same meanings as in the Agreement.
For other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller hereby agree as follows:

1.
Closing Balance Sheet. Notwithstanding anything in the Agreement to the contrary, if the Closing Date occurs on or prior to November 15, 2015 (the period beginning at 12:00 a.m. on November 1, 2015 and ending at the Effective Time being referred to as the “November Closing Period”), the Closing Balance Sheet shall present the consolidated financial position of the Company and its Subsidiaries as at 11:59 p.m. on October 31, 2015 instead of as at the close of business on the Closing Date in accordance with the Agreement, and the calculation of the Total Closing Payment and any adjustment thereto shall for all purposes of the Agreement be based on such Closing Balance Sheet as of October 31, 2015. For the avoidance of doubt, all earnings and losses of the Company generated or incurred, as the case may be, during the November Closing Period shall be for the account of the Buyer.

2.	Closing Timing. If the Closing Date occurs on or prior to November 15, 2015:

a.
Buyer and Seller agree that the Closing shall take place at the Effective Time. “Effective Time” means 12:01 a.m. (New York City time) on the first Sunday after the conditions set forth in Article 10 of the Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permissible, waiver of such conditions by the party or parties entitled to the benefit of those conditions, in each case, at the Closing) are satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit thereof. It is understood and agreed that, for convenience, the parties may hold a preliminary “closing” during the day on the Saturday immediately preceding the Closing Date, during which they will confirm satisfaction or waiver of the conditions set forth in Article 10 of the Agreement and exchange Closing deliverables to be held in escrow and released automatically upon the occurrence of the Effective Time. For all purposes of the Agreement, the Closing shall be deemed to have occurred as of the Effective Time; provided that the Closing Balance Sheet and the Total Closing Payment shall be determined as set forth in Section 1 above.

b.
In order to facilitate the Closing occurring on a day that is not a Business Day as contemplated by Section 2(a) above, Buyer and Seller agree that no later than the last Business Day prior to the anticipated Closing Date, (i) Buyer shall deposit an amount equal to the sum of the Estimated Total Closing Payment plus the Harmony Termination Payment (as defined below) (the “Escrow Funds”) into an escrow account (the “Escrow Account”) with Citibank N.A. or an Affiliate thereof (the “Bank”), and (ii) Buyer, Seller and the Bank will enter into an escrow agreement substantially in the form attached hereto as Exhibit A with the Bank as escrow agent pursuant to which, subject only to the occurrence of the Closing, (x) at the Effective Time, ownership and control of the Escrow Account will be transferred to Seller and (y) following the Effective Time, Seller will have the right to direct the transfer of the Escrow Funds to Seller, in full satisfaction of Buyer’s obligation to pay the Estimated Total Closing Payment and the Harmony Termination Payment to Seller at the Closing.

3.
Project Harmony. Section 7.11(a) of the Seller Disclosure Schedule provides that, if Project Harmony is terminated (whether with respect to the Company or with respect to all participants in Project Harmony), then Buyer will be responsible for certain Harmony Termination Costs (as defined therein). Prior to the Closing Date, Seller shall terminate Project Harmony with respect to the Company (the “Harmony Termination”). Buyer and Seller acknowledge and agree that the amount of Harmony Termination Costs for which Buyer is responsible is equal to $9,330,000 (the “Harmony Termination Payment”). Buyer agrees to deliver the Harmony Termination Payment to Seller in the manner prescribed by Section 2 above in full satisfaction of Buyer’s obligations under Section 7.11(a) of the Seller Disclosure Schedule to make such payment and Seller agrees to, promptly after the Closing, deliver a portion of such payment to Fiserv in full satisfaction of the Company’s obligations to deliver a termination payment to Fiserv in connection with the Harmony Termination.

4.
Treatment of Certain Representations. If the Closing Date occurs on or prior to November 15, 2015, then, solely for purposes of Section 11.02(a)(i) of the Agreement, any inaccuracy or breach of any representation or warranty made by Seller pursuant to the Agreement shall be measured as of October 31, 2015 as if made at such date instead of as of the Closing Date as if made as of such date. The foregoing shall not apply to any Fundamental Representations and Sections 3.04(iii) and (iv), Section 3.07(b), Section 3.08, Section 3.09(b), Section 3.11(a), Section 3.19(c) and Section 3.24, each of which, for purposes of Section 11.02(a)(i) of the Agreement, shall be measured as of the Closing Date as if made at such date.

5.
Certain Covenants. During the November Closing Period, Seller has not permitted the Company or any of its Subsidiaries to, and will not permit the Company or any of its Subsidiaries to, (i) incur any liability (other than any liability accruing under Intercompany Accounts (as defined below)) to or on behalf of Seller or any of its Affiliates, or make any payment or transfer (other than as contemplated by Section 6(e) of this letter agreement) to or for the benefit of Seller or any of its Affiliates, in each case, including by (a) declaring, setting aside or paying any dividend or other distribution to Seller or any of its Affiliates, (b) waiving or forgiving any amounts owed by Seller or any of its Affiliates to the Company or any of its Subsidiaries, (c) making any loans, advances or capital contributions to, or investments in, Seller or any of its Affiliates, (d) paying any management, monitoring or other similar fees or bonuses or payments of a similar nature to Seller or any of its Affiliates, (e) paying or incurring any M&A financial or M&A legal advisory fees, costs or expenses in connection with the Transaction or any fees, costs or expenses that are contingent upon the closing of the Transaction, including any bonuses payable to members of OneMain management upon the closing of the Transaction or (f) agreeing or committing to do any of the foregoing; or (ii) settle any material litigation or any Tax dispute; provided, that; the covenants in this Section 5 shall not limit the Company or any of its Subsidiaries from incurring any liability accruing under Intercompany Accounts to Seller or any of its Affiliates and all such liabilities shall be settled in accordance with Section 6(c) and 6(e) of this letter agreement; provided, further, that, except for any fees, costs or expenses set forth in Section 5(i)(e) of this letter agreement, during the November Closing Period, the Company and its Subsidiaries may continue to pay and incur costs and expenses relating to the Transaction or the other transactions contemplated by the Agreement or the other Transaction Agreements in a manner consistent with past practice, and any such actions shall not be considered to have been to or for the benefit of Seller or any of its Affiliates.

6.	Intercompany Accounts. If the Closing Date occurs on or prior to November 15, 2015, then Section 7.04 of the Agreement shall be deemed deleted in its entirety and Buyer and Seller agree as follows:

a.
All intercompany agreements between Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, as of the Closing shall be terminated, except for any intercompany agreement set forth on Section 7.04 of the Seller Disclosure Schedule, which shall remain in full force and effect following the Closing.

b.
All intercompany accounts between Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand (including amounts owed by the Company or its Subsidiaries to Seller or its Affiliates from time to time under the Citigroup Tax Sharing Agreement, as reflected in the “Income taxes payable” line item included in the Balance Sheet) (“Intercompany Accounts”) accruing on or prior to October 31, 2015 that have not been settled and paid in full in cash on or prior to October 31, 2015 shall be reflected on the Closing Balance Sheet, and the calculation of Closing Repayable Debt and any adjustment thereto pursuant to Sections 2.04 and 2.05 of the Agreement.

c.
All Intercompany Accounts accruing during the November Closing Period (and not settled prior to the Closing as contemplated by Section 6(e) of this letter agreement) shall survive the Closing and shall be settled and paid in full in cash after the Closing pursuant to the billing and invoice procedures set forth in Article 4 of the Transition Services Agreement or Reverse Transition Services Agreements, as applicable. For the avoidance of doubt, Intercompany Accounts accruing during the November Closing Period will not be taken into account in the Closing Balance Sheet or the calculation of the Total Closing Payment and any adjustment thereto pursuant to Sections 2.04 and 2.05 of the Agreement.

d.
Notwithstanding the foregoing, but subject to Section 2.04 and Section 2.05 of the Agreement and Section 6(b) and (c) of this letter agreement, upon payment of the Total Closing Payment at Closing, all Closing Repayable Debt as of 11:59 p.m. on October 31, 2015 with respect to which Seller or any of its Affiliates is the lender shall be deemed to have been settled and paid in full.

e.
Notwithstanding the foregoing, it is understood and agreed that, prior to the Closing, the Company may make one or more cash payments to Seller in the ordinary course consistent with past practice in settlement of certain allocations accruing during the November Closing Period under Intercompany Accounts that are cash settled in the ordinary course as part of the systemic practices of Seller and its Affiliates. For the avoidance of doubt, to the extent any Intercompany Accounts are settled prior to the Closing as contemplated by this Section 6(e), such amounts will not separately be settled after the Closing as contemplated by Section 6(c).

7.
Delivery of Closing Balance Sheet. Seller will use its reasonable best efforts to cause to be prepared and delivered to Buyer within 45 days after the Closing Date (instead of within 60 days after the Closing Date) the Closing Balance Sheet and a schedule based on such Closing Balance Sheet setting forth Seller’s calculation of (i) Closing Stockholders Equity, (ii) the Purchase Price, (iii) Closing Repayable Debt and (iv) the Total Closing Payment.

8.
Conversion. Buyer and Seller acknowledge that, as contemplated by Section 8.02(e) of the Agreement, on May 26, 2015, OneMain Financial Holdings, Inc., a Delaware corporation, was converted into OneMain Financial Holdings, LLC, a Delaware limited liability company (the “Company LLC”). From and after such conversion, (i) all references in the Agreement to the Company shall be deemed to refer to the Company LLC, (ii) all references in the Agreement to the Shares shall be deemed to refer to all of the outstanding limited liability company interests in the Company LLC and (iii) the representation in Section 3.05(a) of the Agreement shall be deemed to state that the authorized equity interests in the Company consist of an unlimited number of limited liability company interests in the Company LLC.

9.
Assignment. In accordance with Section 13.04 of the Agreement, (i) Buyer hereby assigns its rights and obligations under the Agreement (the “Assignment”) to Independence Holdings, LLC, a Delaware limited liability company and a Subsidiary of Buyer (“Independence”), effective immediately, (ii) Seller hereby acknowledges the Assignment and (iii) Independence hereby accepts the Assignment; provided that the Assignment shall not relieve Buyer of its obligations under the Agreement.

10.	Amendment of Seller Disclosure Schedule. Section 7.04 of the Seller Disclosure Schedule is hereby amended and restated in its entirety to read as set forth on Exhibit B hereto.

11.
336(e) Agreement. Buyer and Seller hereby agree, and agree to cause the Company and each Applicable Subsidiary, to enter into a 336(e) Agreement as soon as reasonably practicable after the Closing in accordance with clause (A) of Section 8.01(b)(i) of the Agreement.

12.
5% Ownership Events. Clause (i) of Section 8.02(b) is hereby amended to (i) insert “the last Business Day prior to” in between “the Procedure Retest Date and” and “the Closing Date,” and (ii) delete “prior to Closing.”

13.
Effectiveness of this Letter Agreement. For the avoidance of doubt, if the Closing Date does not occur on or prior to November 15, 2015, then this letter agreement shall automatically be void and of no further force and effect.

14.
Miscellaneous. Except as expressly provided in this letter, the Agreement remains unchanged, and the Agreement as modified hereby remains in full force and effect. The provisions of Article 13 of the Agreement shall apply mutatis mutandis to this letter.

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By signing this letter, the parties hereto have confirmed their agreement with the foregoing.

Sincerely yours,

CITIFINANCIAL CREDIT COMPANY
By:	/s/ Laurie Hesslein
Name: Laurie Hesslein
Title: President and Chief Executive Officer

Accepted and agreed:

SPRINGLEAF HOLDINGS, INC.
By:	/s/ John C. Anderson
	Name:	John C. Anderson
	Title:	Executive Vice President, Capital Markets

INDEPENDENCE HOLDINGS, LLC
By:	/s/ John C. Anderson
	Name:	John C. Anderson
	Title:	Executive Vice President

[Signature Page to Letter Agreement re: Closing]